Exhibit 99.3

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102

The following matters were put to vote at the special meeting of Xtra-Gold Resources Corp. (the “Company”) held on November 16, 2012.

MATTER VOTED UPON	VOTING RESULT
	Voted For	Voted Against	Withheld	Not Voted
Proposal 1 - authorizing a change of the jurisdiction of incorporation of the Company from Nevada to the British Virgin Islands	16,127,219 (99.75%)	41,000 (0.25%)	0	0

All proposals were approved by a show of hands.

DATED at Toronto, Ontario, this 27th day of November, 2012.

XTRA-GOLD RESOURCES CORP.

/s/	Paul Zyla
By:	Paul Zyla,
President and Chief Executive Officer